Exhibit 99.2

VASOGEN INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MAY 27, 2009

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Eldon R. Smith
David G. Elsley
Calvin R. Stiller
John C. Villforth
Chris Waddick

Proxies Tabulated:
For:	13,894,876
Withheld:	1,241,807
Total:	15,136,683

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified to reappoint KPMG LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.

Proxies Tabulated:
For:	14,320,185
Withheld:	816,497
Total:	15,136,682

Resolution #3:

The shareholders ratified to amend the Company’s Directors’ Deferred Share Unit and Stock Plan to increase the number of common shares issueable..

For:	4,734,602
Against:	1,570,270
Total:	6,304,872

Dated this 27th day of May, 2009.

CIBC MELLON TRUST COMPANY

/s/ Christopher de Lima
Christopher de Lima

/s/ Anoosheh Farzanegan
Anoosheh Farzanegan